Exhibit 99.11

FIRST COBALT CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(EXPRESSED IN CANADIAN DOLLARS)

FIRST COBALT CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020 (UNAUDITED)

	September 30,	December 31,
(expressed in Canadian Dollars)	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$61,183,656	$4,174,296
Marketable securities (Note 6)	2,250,224	–
Prepaid expenses and deposits	396,327	366,465
Receivables	1,100,098	220,649
Assets held for sale (Note 6)	–	5,704,673
	64,930,305	10,466,083
Non–Cur rent Assets
Exploration and evaluation assets (Note 5)	87,538,747	87,420,122
Property, plant and equipment (Note 4)	5,723,733	4,876,364
Capital long–term prepayments (Note 4)	1,706,195	–
Long–term restricted cash	937,550	918,732
Total Assets	$160,836,530	$103,681,301

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 7)	$2,021,262	$981,207
Flow–through share liability (Note 9)	93,678	321,372
Liabilities held for sale (Note 6)	–	1,539,124
	2,114,940	2,841,703
Non–Current Liabilities
Long–term glencore loan payable (Note 10)	–	6,664,385
Long–term convertible notes payable (Note 11)	22,446,042	–
Financial derivative liability – glencore loan arrangement (Note 10)	–	760,330
Financial derivative liability – convertible notes (Note 11)	28,039,001	–
Asset retirement obligations (Note 8)	1,264,177	1,264,177
Total Liabilities	$53,864,160	$11,530,595
Shareholders’ Equity
Common shares (Note 12)	267,924,726	234,649,393
Reserve (Note 13 and 14)	16,356,665	15,387,665
Accumulated other comprehensive income	525,157	527,674
Deficit	(177,834,178)	(158,414,026)
Total Shareholders’ Equity	$106,972,370	$92,150,706
Total Liabilities and Shareholders’ Equity	$160,836,530	$103,681,301
Commitments and contingencies (Note 17)
Subsequent events (Note 21)

Approved on behalf of the Board of Directors and

authorized for issue on November 29, 2021

/s/ Susan Uthayakumar	/s/ Trent Mell
Susan Uthayakumar, Director	Trent Mell, Director

FIRST COBALT CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30	September 30	September 30	September 30
(expressed in Canadian Dollars)	2021	2020	2021	2020
Operating expenses
Consulting fees	$489,727	$107,917	$1,116,531	$354,134
Exploration and evaluation expenditures	1,211,988	73,677	1,774,489	124,780
General and administrative	146,024	110,290	293,728	279,753
Investor relations and marketing	109,254	75,051	351,368	218,388
Refinery and associated studies	1,796,661	91,840	4,004,882	1,176,413
Environmental expenses	299,212	312,986	685,496	648,936
Professional fees	1,682,906	71,386	2,215,077	173,499
Salary and benefits	606,306	279,753	1,582,574	1,124,588
Share–based payments	188,981	303,325	546,415	547,282
Travel	16,053	661	25,201	19,652
Operating loss	(6,547,112)	(1,426,886)	(12,595,761)	(4,667,425)
Other
Withholding tax expense	–	(25,897)	(38,667)	(44,113)
Foreign exchange gain (loss)	129,342	93,418	173,962	(75,771)
Interest Income (expense)	–	(149,561)	(109,600)	(510,564)
Gain on kuya option exercise (Note 9)	973,154	–	973,154	–
Loss on marketable securities	(871,206)	–	(2,236,803)	–
Loss on financial derivatives revaluation on glencore loan	–	(54,632)	(12,320)	(55,426)
Flow–through share premium	49,447	–	227,694	–
Loss on conversion of glencore loan	–	–	(1,566,073)	–
Loss on derivative liability – convertible notes (Note 11)	(4,235,738)	–	(4,235,738)	–
Other non–operating income (expense)	–	50,820	–	50,820
Loss before taxes	(10,502,113)	(1,512,738)	(19,420,152)	(5,302,479)
Income tax expense	–	–	–	–
Net loss	(10,502,113)	(1,512,738)	(19,420,152)	(5,302,479)
Other comprehensive income
Foreign currency translation income (expense)	(628)	1,639	(2,517)	3,853

Net loss and other comprehensive income	$(10,502,741)	$(1,511,099)	$(19,422,669)	$(5,298,626)
Basic and diluted loss per share	$(0.02)	$(0.00)	$(0.04)	$(0.01)
Weighted average number of shares outstanding (basic and diluted) (Note 15)	507,543,366	391,519,624	484,898,056	387,442,429

FIRST COBALT CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)

	Nine months ended	Nine months ended
	September 30,	September 30,
(expressed in Canadian Dollars)	2021	2020
Operating activities
Net loss	$(19,420,152)	$(5,302,479)
Adjustments for items not affecting cash:
Depreciation	527	–
Share–based payments	546,415	547,282
Directors fees paid in DSUs	19,585	53,617
Loss on marketable securities	2,236,803	–
Loss on financial derivatives revaluation on glencore loan	12,320	55,426
Gain on kuya option exercise	(973,154)	–
Unrealized (gain) loss on foreign exchange	(412,788)	146,710
Interest expense on loan	128,042	513,123
Interest income on restricted cash	(18,818)	–
Loss on conversion of glencore loan	1,566,073	–
Flow–through share premium	(227,694)	–
Loss on derivative liability – convertible notes	4,235,738	–
	(12,307,103)	(3,986,321)
Changes in non–cash working capital:
Decrease (Increase) in receivables	(379,449)	38,149
Decrease (Increase) in prepaid and other current assets	(29,862)	(118,553)
Increase (Decrease) in accounts payable and accrued liabilities	722,682	(83,748)
Cash Flows used in operating activities	(11,993,732)	(4,150,473)
Investing activities
Capital long–term prepayments	(1,706,195)	–
Transfer from (to) restricted cash	–	11,500
Proceeds from sale of marketable Securities	151,676	–
Addition to property, plant and equipment	(344,086)	–
Acquistion of exploration and evaluation assets (Note 5)	(50,000)	–
Cash received on sale of mineral properties (Note 6)	500,000	–
Cash transferred on sale of mineral properties (Note 6)	(500,000)	–
Cash Flows provided by (used in) investing activities	(1,948,605)	11,500
Financing activities
Proceeds from issuance of units, net transaction costs of $928,826 (Note 12)	8,872,975	4,433,362
Proceeds of issuance of shares, net transaction costs of $796,248 (Note 12)	8,741,252	–
Proceeds from ATM, net transaction costs of $20,588 (Note 12)	665,686	–
Proceeds from exercise of warrants (Note 12)	6,216,494	–
Proceeds from exercise of options	50,400	–
Proceeds from convertible notes, net transaction costs of $1,473,109 (Note 11)	45,818,140	–
Cash Flows provided by financing activities	70,364,947	4,433,362
Changes in cash during the period	56,422,610	294,389
Effect of exchange rates on cash	586,750	3,853
Cash – Beginning of the period	4,174,296	4,419,642
Cash – End of the period	$6 1,183,656	$4,717,884
Supplemental information (Note 18)

FIRST COBALT CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)

(Expressed in Canadian Dollars, except per share amounts)

	Common Shares
				Accumulated Other
	Number of			Comprehensive
	Shares	Amount	Reserves	Income (Loss)	Deficit	Total
Balance – December 31, 2020	409,292,107	$234,649,393	$15,387,665	$527,674	$(158,414,026)	$92,150,706
Net loss for the year	–	–	–	–	(19,420,152)	$(19,420,152)
Other comprehensive income for the year	–	–	–	(2,517)	–	$(2,517)
Share based payment expense	–	–	546,415	–	–	$546,415
Directors fees paid in DSUs	–	–	19,585	–	–	$19,585
Shares and units issued for:
Acquisition of exploration and evaluation assets (Note 5)	225,000	68,625	–	–	–	$68,625
Exercise of warrants, options, and DSUs/PSUs/RSUs (Note 12 and 13)	29,253,772	7,531,149	(1,264,255)	–	–	$6,266,894
January equity offering – net of transaction costs	31,533,000	7,205,720	1,667,255	–	–	$8,872,975
September equity offering – net of transaction costs	38,150,000	8,741,252	–	–	–	$8,741,252
ATM sales – net of transaction costs	2,023,500	665,686	–	–	–	$665,686
Conversion of glencore loan (Note 10)	23,849,737	9,062,901	–	–	–	$9,062,901
Balance – September 30, 2021	534,327,116	$267,924,726	$16,356,665	$525,157	$(177,834,178)	$106,972,370

Balance – December 31, 2019	372,249,684	$230,374,837	$13,714,970	$523,085	$(156,026,128)	$88,586,764
Net loss for the year	–	–	–	–	(5,302,479)	$(5,302,479)
Other comprehensive loss for the year	–	–	–	3,853	–	$3,853
Share based payment expense	–	–	547,282	–	–	$547,282
Directors fees paid in DSUs	–	–	53,616	–	–	$53,616
Shares and units issued for:
Cash, net of transaction costs (Note 12)	31,851,073	2,939,490	1,156,648	–	–	$4,096,138
Balance – September 30, 2020	404,100,757	$233,314,327	$15,472,516	$526,938	$(161,328,607)	$87,985,174

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

1.	Nature of Operations

First Cobalt Corp. (the “Company”, “First Cobalt” or “FCC”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building an ethical North American supply of cobalt, nickel, and battery precursor material. In December 2021, subject to shareholder approval, the Company will change its name to Electra Battery Materials Corporation to better reflect its strategic vision.

First Cobalt is a public company which is listed on the Toronto Venture Stock Exchange (TSX–V) (under the symbol FCC) and the OTCQX (under the symbol FTSSF). The Company’s registered office is Suite 2400, Bay–Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

The Company is in the process of constructing its expanded refinery and exploring and developing its mineral properties. On September 2, 2021 the Company completed a refinery construction financing package comprising convertible notes and an offering of common shares for total gross proceeds of US$45 million. With the completion of this financing, a full restart decision was made and the project entered the full development phase. An additional US$7.5 million of convertible notes were issued on October 22, 2021 pursuant to upsize options granted to the original note holders in the September 2, 2021 financing.

The Company is focused on building a North American integrated battery materials complex for the electric vehicle supply chain. In addition, the Company continues to exploration its Idaho mineral properties as a potential future source of North American cobalt and copper. The recoverability of the amounts shown for exploration & evaluation assets is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Company has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of exploration and evaluation assets are based on their acquisition costs, and do not necessarily represent present or future values.

2.	Significant Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

The Company prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for the accounting standard disclosed in Note 2 below. On November 29, 2021, the Board of Directors authorized these financial statements for issuance.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

All amounts on the condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise stated.

Marketable Securities

Marketable securities represent shares held in Kuya Silver Corporation (“Kuya Silver” or “Kuya”) received as part of the sale of the Kerr assets to Kuya, refer to note 9 for details of the arrangement. Marketable securities held by the Company are held for trading purposes and are classified as financial asset measured at fair value through profit or loss (“FVTPL”). At each reporting date, the Company marks–to–market the value of the marketable securities based on quoted market prices; therefore, these financial assets are classified as Level 1 on the fair value hierarchy.

Any profit or loss arising from the sale of these securities, or the revaluation at reporting dates, is recorded to the consolidated statement of loss and other comprehensive loss. As the marketable securities are held for trading purposes and not as part of a strategic investment, they are expected to be liquidated within a twelve–month period and are classified as a current asset on the statement of financial position.

Capitalization of Development Costs

Development costs associated with bringing the Company’s hydrometallurgical refinery to the location and condition necessary for it to be capable of operating in its intended manner are capitalized as property, plant and equipment costs.

Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets in which case they are capitalized as property, plant and equipment up to the date when the qualifying asset is ready for its intended use.

All proceeds from the convertible notes are being utilized for the construction and expansion of the First Cobalt Refinery, which given its construction timeline of over a year, is a qualifying asset under IAS 23 Borrowing Costs.

Operating Segments

Upon the decision to move into the full development stage of the refinery, this business unit is now likely to earn revenue and incur expenses that are separate and discrete from the rest of the Company. The Company’s Chief Executive Officer reviews operating results and assesses performance for the refinery on a separate basis, and therefore, the refinery now meets the definition of a segment. The Company’s operating segments are as follows:

•	The Cobalt Camp Refinery (Canada)
•	Corporate and Other

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

The following subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership	Location
Cobalt Projects International Corp.	100%	Canada
Cobalt Industries of Canada Corp.	100%	Canada
Cobalt One Limited	100%	Australia
Cobalt Camp Refinery Ltd.	100%	Canada
Cobalt Camp Ontario Holdings Corp.	100%	Canada
Ophiolite Consultants Pty Ltd.	100%	Australia
Acacia Minerals Pty Ltd.	100%	Australia
US Cobalt Inc. (“USCO”)	100%	Canada
1086360 BC Ltd.	100%	Canada
Idaho Cobalt Company	100%	United States
Scientific Metals (Delaware) Corp.	100%	United States

All inter–company transactions, balances, income and expenses are eliminated in full upon consolidation.

3.	Recently Adopted and Issued Not Yet Effective Accounting Standards

Property, Plant and Equipment

An amendment has been issued to IAS 16 – Property, Plant and Equipment, effective in 2022, such that revenue earned prior to the time at which an asset has reached its intended use will be recognized as revenue, and not a reduction to the cost of property, plant and equipment. As the Refinery is expected to become operational in the fourth quarter of 2022, there will likely be a period a of revenue earned prior to the asset reaching commercial production (the point at which it would be available for its intended use). The Company will continue to assess the impact of these accounting standard change at future reporting periods.

Classification of liabilities as current or non–current

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non–current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The Company will adopt the narrow scope amendments on the date they become effective and is currently evaluating the impact of the amendments on its consolidated condensed interim financial statements.

Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The Company will adopt the amendment on the date it becomes effective and is currently evaluating the impact of the amendment on its consolidated condensed interim financial statements.

As at September 30, 2021, there have been no other accounting pronouncements issued by the IASB that would materially affect the Company’s consolidated condensed interim financial statements.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

4.	Property, Plant and Equipment and Capital Long–term Prepayments

	Balance			Balance
	December 31,			September 30,
	2020	Additions	Depreciation	2021
Property, plant and equipment – Canada	$4,876,364	$825,544	$–	$5,701,908
Property, plant and equipment – Iron Creek	–	22,352	(527)	21,825
Total Property, plant and equipment	$4,876,364	$847,896	$(527)	$5,723,733

	Balance			Balance
	December 31,			December 31,
	2020	Additions	Depreciation	2020
Property, plant and equipment – Canada	$4,876,364	$–	$–	$4,876,364
Property, plant and equipment – Iron Creek	–	–	–	–
Total Property, plant and equipment	$4,876,364	$–	$–	$4,876,364

The majority of the Company’s plant and equipment assets relate to its hydrometallurgical refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant and equipment is $5,723,733 (December 31, 2020 – $4,876,364), all of which is pledged as security for the Convertible Notes issued on September 2, 2021 (Note 14).

In September 2021, the Company moved into the development stage and began capitalizing engineering and other costs directly associated with bringing the refinery into the state required for its intended use. Capitalized development costs for the quarter totaled $344,086, and capitalized borrowing costs were $503,810.

As at September 30, 2021, the Company’s closure costs for the existing Refinery are estimated to be $926,321 (December 31, 2020: $926,321) and are recorded as asset retirement obligations. No depreciation has been recorded for the Refinery in the current year (December 31, 2020 – $Nil) as the asset is not yet in service.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

	Balance		Balance
	December 31,	Additions	September 30,
	2020		2021
Capital long–term prepayments – Canada	$–	$1,706,195	$1,706,195
Total Capital long–term prepayments	$–	$1,706,195	$1,706,195

	Balance		Balance
	December 31,	Additions	December 31,
	2019		2020
Capital long–term prepayments – Canada	$–	$–	$–
Total Capital long–term prepayments	$–	$–	$–

During the second quarter of 2021, the Company signed an agreement for its cobalt crystallizer, a key long–lead equipment item and has made initial milestones payments relating to vendor work activities for this asset totaling $1,706,195.

5.	Exploration and Evaluation Assets

	Balance		Writedown and			Balance
	December 31,	Acquisition	Other	ARO	Reclassification	September 30,
	2020	Costs	Adjustments	Adjustment	to Held for Sale	2021
Iron Creek	$87,420,121	$118,625	$–	$–	$–	$87,538,746
Cobalt Camp, Ontario	1	–	–	–	–	1
Total	$87,420,122	$118,625	$–	$–	$–	$87,538,747

	Balance		Writedown and			Balance
	December 31,	Acquisition	Other	ARO	Reclassification	December 31,
	2019	Costs	Adjustments	Adjustment	to Held for Sale	2020
Iron Creek	$87,420,121	$–	$–	$–	$–	$87,420,121
Cobalt Camp, Ontario	1	–	5,638,693	65,980	(5,704,673)	1
Total	$87,420,122	$–	$5,638,693	$65,980	$(5,704,673)	$87,420,122

In the second quarter of 2021, the Company acquired the West Fork property comprising 103 mineral claims directly west to the Iron Creek property. This effectively doubled the Company’s land position in Idaho and based on drilling at the western portion of Iron Creek, the Company believes there is potential that the cobalt and copper mineralization at Iron Creek extends west onto the West Fork property. Geophysical surveys will be conducted at the West Fork property to test for mineralization extensions. To acquire these mineral claims, the Company paid consideration of $50,000 in cash and 225,000 common shares (valued at $68,625).

In 2020, the Company reversed a portion previously recorded impairment charges relating to the Cobalt Camp relating to its announced sale transaction with Kuya Silver Corporation (Note 9).

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on September 2, 2021 (Note 14). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

6.	Kerr Sale to Kuya Silver Corp

In December 2020, management committed to a plan to sell the Kerr Assets as well as their associated asset retirement obligations to Kuya. Accordingly, at December 31, 2020, these assets and liabilities were presented as a disposal group held for sale.

On February 26, 2021, the sale of the Kerr Assets closed as planned. Kuya paid the following consideration for the package of mineral patents and claims and the assumption of the associated asset retirement obligations:

•	$1,000,000 in cash – $500,000 was paid on closing and $500,000 was held in escrow with legal counsel subject to final administrative items (refer to note 5). The completion of the administrative items and release of funds from escrow occurred in November 2021.
•	1,437,470 common shares of Kuya Silver Corp. – based on the closing price of $2.55 on the transaction date, this equated to share consideration of $3,665,549.

The Company contributed $500,000 to the Kerr Asset exploration program from the flow–through proceeds received in August 2020 as part of the transaction. The transaction was completed through the sale of the shares of CobalTech Mining Inc., a wholly–owned subsidiary of First Cobalt.

The total value for the transaction was equivalent to book value of the assets and liabilities held for sale related to the Kerr Assets, which were classified as Held for Sale at December 31, 2020. Therefore, there is no gain or loss recorded relating to the completion of the sale.

In addition to the outright sale of the Kerr Assets outlined above, as part of the purchase and sale agreement, Kuya had the right to elect to exercise an option to earn up to a 70% interest in the remaining Cobalt Camp assets (the “Remaining Assets”) with further payments. Per the terms of the agreement, the following outlines the potential option payments and associated obligations for the Remaining Assets:

a)	On or prior to September 1, 2021, Kuya had the right to elect to initiate the Option by making a cash payment of $1,000,000 or issuing the equivalent value in Kuya Shares at the Earn–In VWAP prior to such payment (the “Initial Earn–In Payment”).

b)	Prior to September 1, 2022, with Kuya having completed a cash payment of $300,000 to First Cobalt or having issued the equivalent value of Kuya Shares at an issuance price equivalent to the Earn–In VWAP prior to such payment and having incurred expenditures of no less than $2,000,000 on the Remaining Assets, in consideration for a forty–nine percent (49%) interest in and to the Remaining Assets in favour of Kuya.

c)	Prior to September 1, 2023, with Kuya having completed a further cash payment of $350,000 to the First Cobalt, or having issued the equivalent value of Kuya Shares at an issuance price equivalent to the Earn–In VWAP prior to such payment, and having incurred further expenditures of no less than $1,000,000 on the Remaining Assets, in consideration for an additional eleven percent (11%) interest in and to the Remaining Assets, for an aggregate interest of sixty percent (60%) in favour of Kuya.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

d)	Prior to September 1, 2024, with Kuya having completed a further cash payment of $350,000 to the First Cobalt, or having issued the equivalent value of Kuya Shares at an issuance price equivalent to the Earn–In VWAP prior to such payment, and having incurred further expenditures of no less than $1,000,000 on the Remaining Assets, in consideration for an additional ten percent (10%) interest in and to the Remaining Assets, for an aggregate interest of seventy percent (70%) in favour of Kuya.

In addition, the agreement includes milestone payments to be made by Kuya to FCC in the event that a large resource is delineated.

On September 1, 2021, Kuya elected to initiate the option program by issuing 671,141 of its own shares to First Cobalt, which equated to a value of $1,000,000 based on the 20–day VWAP of Kuya common shares. These shares are subject to a hold period of 4 months plus one day. The fair value of these shares on the date of issuance was $973,154 which was recorded as the initial value of these marketable securities and an associated gain was recorded in the statement of profit and loss.

The Kuya shares acquired are recorded as marketable securities. These shares were marked–to–market at September 30, 2021 resulting in a loss of $2,236,803 being recorded during the nine months ended September 30, 2021 (December 31, 2020 – $nil).

7.	Accounts Payable and Accrued Liabilities

	September 30,	December 31,
	2021	2020
Accounts Payable	$1,029,395	$434,157
Accrued Interest	257,766	–
Other Accrued Liabilities	981,020	547,050
	$2,021,262	$981,207

Accounts payable and accrued liabilities comprise primarily of trade payables incurred in the normal course of business. Included in accounts payable and accrued liabilities are amounts totalling $112,500 (December 31, 2020 – $361,500) due to related parties (Note 24). The increase in accounts payable and accrued liabilities relates mainly to timing of payments on refinery advancement activities.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

8.	Asset Retirement Obligations

	September 30,	December 31,
	2021	2020
Current	$–	$–
Long–term	1,264,177	1,264,177
	$1,264,177	$1,264,177

As at September 30, 2021, the Company has recorded its best estimate of the asset retirement obligations relating to its properties and assets. The Refinery has a formal closure plan filed with the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF). The current expected closure costs for the filed closure plan are $926,321, which has been recorded as an asset retirement obligation liability. This closure plan relates to the facility as currently constructed and not the expanded facility.

The remainder of the liability above relates to First Cobalt’s Ontario properties. First Cobalt controls properties under both shared patents and mineral claims. For features on patented land, the Company is liable for any rehabilitation required.

The Company has recorded its best estimate of the cost to rehabilitate the known features on patented lands as an asset retirement obligation. The Liability recorded relates to the Keeley–Frontier patents, of which the Company owns a 50% stake. Based on an updated estimate of the cost to remediate all features on patented properties, an updated long–term inflation rate assumption of 1.60%, and an updated risk–free interest rate assumption of 0.67%, the estimated ARO liability at December 31, 2020 amounted to $337,856. The impacts of any change in assumptions during the first nine months of 2021 are not significant and thus the liability balance remains in line with the December 31, 2020 amount.

9.	Flow–through Share Liability

On August 27, 2020, the company completed a non–brokered private placement by issuing 8,225,000 Flow–through Units at a Unit price of $0.16 per Flow–Through Unit for gross proceeds of $1.3 million. Each Flow–Through Unit consists of one common share of the Company qualifying as a Flow–Through Share and one–half of one common share purchase Warrant. Each full Warrant will entitle the holder thereof to purchase one Common Share of the Company at a price of $0.21 per Common Share, for a period of 24 months.

The initial amount of the flow–through share liability associated with the flow–through shares was determined to be $337,225 based on the difference between the fair value price per common share in the Flow–Through Units and the Non–Flow–Through Units issued at the same time.

As at September 30, 2021, the Company’s flow–through share liability balance was $93,678 (December 31, 2020 – $321,372). The flow–through share liability is amortized as flow–through eligible funds are spent on eligible activities, which resulted in a reduction in the flow–through share liability of $227,694 during the nine months ended September 30, 2021, as also seen in Flow–through share premium.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

10.	Glencore Loan Arrangement

The Company entered a loan arrangement with Glencore on August 26, 2019.

Effective April 7, 2021, the Company completed a loan amendment agreement (the “Second Amending Agreement”) with Glencore AG to repay the existing loan by issuing common shares of the Company. A total of 23,849,737 shares were issued at a deemed price of $0.29 per share, representing a 15% discount to the closing trading price of the Company’s shares on the TSXV on the day before the agreement was publicly announced. The original loan agreement contained a right (the “conversion right”) for Glencore to convert the balance owing into common shares at a discount of 15% to market price, and the amendments permitted First Cobalt to repay the loan early by issuing common shares on broadly similar terms to the conversion right.

The total market value of the shares issued was $9,062,901. The long–term loan payable and the financial derivative liability were both derecognized as of April 7, 2021 and an associated loss of $1.57 million was booked in the second quarter of 2021.

The following table sets out the details of the Glencore loan as of September 30, 2021 and December 31, 2020.

	September 30,	December 31,
	2021	2020
Long–term Loan Payable – beginning of year	$6,664,385	$6,318,026
Accretion and capitalized interest	128,042	629,017
Foreign exchange gain	(68,251)	(177,480)
Modification gain	–	(105,178)
Glencore Loan Conversion	(6,724,176)	–
Long–term Loan Payable – end of period	$–	$6,664,385
Less: current portion	–	–
Non–current portion	$–	$6,664,385

The following table sets out the details of the Company’s financial derivative liability for the conversion feature in the Glencore loan as of September 30, 2021 and December 31, 2020.

	September 30,	December 31,
	2021	2020
Financial Derivative Liability – beginning of year	$760,330	$413,193
Loss on fair value derivative revaluation	12,320	347,137
Glencore Loan Conversion	(772,650)	–
Financial Derivative Liability – end of period	$–	$760,330

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

11.	Convertible Note Arrangement

The Company closed a Convertible Note Arrangement (the “Notes”) on September 2, 2021 for gross proceeds of US$37,500,000. As the Notes include a conversion feature and other embedded derivates (Note 15), its value was split between Financial Derivative Liability measured initially and subsequently at fair value through profit loss and Long–term convertible notes payable measured at fair value less transaction cost and subsequently at amortized cost.

The Notes bear interest at a fixed rate of 6.95%, with coupon payments due in February and August each year in cash. The maturity date is December 1, 2026 and all principal, if not converted, is due upon maturity.

The Notes are convertible into common shares of First Cobalt, at the option of the Noteholders, at an initial Conversion Rate of 4,058.24 common shares per US$1,000 principal amount of Notes.

After the third anniversary of the issue of the Notes, the Company may mandate the conversion of the Notes at its option in the event the trading price of the Company’s common shares exceeds 150% of the Conversion Price for at least 20 trading days, whether consecutive or not, during any consecutive 30 day trading period.

Converting Noteholders will be entitled to an interest make–whole payment, equal to two years of coupon payment of remaining coupon payment until maturity, whichever is less. In the event of a fundamental change, namely a change of control, the conversion rate may be adjusted, in line with a prescribed table in the Note Indenture.

The Notes are secured by a first priority security interest (subject to permitted liens) in substantially all of the Company’s assets. Security against the Company’s Iron Creek Project in Idaho will be released upon achieving certain refinery commissioning thresholds. The Notes are subject to customary events of default and basis positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$7,500,000 under the terms of the Notes, which can be satisfied with a future working capital facility.

Holders of the Notes also had the option to require the Company to issue to the Noteholders an aggregate additional US$7,500,000 principal amount of Notes, issued at par and on the same terms as noted above, prior to October 22, 2021. The Noteholders exercised this option in full, and US$7,500,000 of additional Notes were issued on October 22, 2021.

The total value recorded to the host debt portion at inception was $23,487,987. Transaction costs of $1,473,109 were recorded as a reduction in the initial debt balance, leading to a net host debt value of $22,014,878 on the September 2, 2021 initial recognition date. The following table sets out the details of the Company’s long–term debt relating to the host debt potion Notes as of September 30, 2021.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

	September 30,	December 31,
	2021	2020
Convertible Notes Payable – beginning of year	$–	$–
Additions	22,014,878
Effective interest	503,810	–
Foreign exchange (gain)/loss	185,120	–
Convertible Notes Payable – end of period	$22,703,808	$–
Less: current portion recorded as Accrued Interest	(257,766)	–
Non–current portion	$22,446,042	$–

The effective interest associated with the convertible notes payable is capitalized to the associated refinery assets. The foreign exchange movement is recorded as a gain or loss in the Statement of Loss and Other Comprehensive Loss.

The Convertible Note Arrangement contains certain features that are embedded derivatives that are separated from the host debt contract relating to the noteholders option to convert principal into common shares, the Company’s option to force a mandatory conversion and the interest make–whole payment.

The embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

•	The conversion rate, interest rate, make–whole interest requirements, and maturity date terms from the Convertible Note Indenture and outlined above
•	Risk free rates of 0.9% at the September 2, 2021 initial recognition date and 1.1% at the September 30, 2021 period end date based on the US dollar zero curve at each date
•	Equity volatility of 60% at both September 2, 2021 and September 30, 2021 based on an assessment of the Company’s historical volatility and the estimated maximum a third party investor would be willing to pay for
•	A First Cobalt share price of US$0.234 at the September 2, 2021 and US$0.205 per share as September 30, 2021 reflecting the quoted market prices
•	A credit spread of 25% at both September 2, 2021 and September 30, 2021

The following table sets out the details of the Company’s financial derivative liability related to embedded derivatives in the Notes as of September 30, 2021

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

Financial Derivative Liability – initial recognition	$23,803,263
Loss on fair value derivative revaluation	(4,235,738)
Financial Derivative Liability – end of period	$28,039,001

Transaction costs of $1,492,883 relating to the financial derivative liability portion of the convertible notes were expensed during the quarter ended September 30, 2021.

12.	Share Capital

(a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at September 30, 2021, the Company had 534,327,116 (December 31, 2020 – 409,292,107) common shares outstanding.

(b)	Issued Share Capital

During the nine months ended September 30, 2021, the Company issued common shares as follows:

•	On January 22, 2021, the Company completed a bought deal by issuing 31,533,000 Units at a Unit price of $0.31 for gross proceeds of $9,537,500. Each Unit consists of one common share in the share capital of the Company and one–half of one common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.50 for a period of two years. The transaction costs associated with the issuance were $928,826, and an additional 1,891,980 Warrants valued at $250,354 were issued to the broker at a price of $0.31 for a period of two years.

•	During the first nine months of 2021, the Company issued 28,245,859 common shares for gross proceeds of approximately $6,216,494 for exercised warrants. There were no significant transaction costs associated with these issuances.

•	The Company also issued 1,007,913 common shares resulting from the exercise of options, DSUs and RSUs during the first nine months of 2021. The total proceeds from the option exercises were $50,400.

•	On April 7, 2021, the company issued 23,849,737 common shares to repay the existing Glencore loan. The shares were issued at a deemed price of $0.29 per share, representing a 15% discount to the closing trading price of the Company’s shares on the TSXV on the day before the agreement was publicly announced.

•	During Q2 2021, the Company issued 1,588,500 common shares at an average price of $0.3436 per share for gross proceeds of approximately $545,769 under its ATM Program. The transaction costs associated with these issuances were $16,373, which reflect commissions paid to Cantor Fitzgerald.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

•	On June 22, 2021, the Company issued 225,000 shares for the acquisition of exploration & evaluation assets in Idaho, USA.

•	On July 23, 2021, the Company issued 435,000 common shares at a price of $0.323 per share for gross proceeds of approximately $140,505 under its ATM program. The transaction costs associated with this issuance was $4,215, which reflect the commissions paid to Cantor Fitzgerald.

•	On September 2, 2021, the Company issued 38,150,000 common shares at a price of $0.25 per common shares for total gross proceeds of $9,537,500 via a public equity offering under the Company’s base shelf prospectus. The transaction costs associated with this issuance were $796,248.

During the year ended December 31, 2020, the Company issued common shares as follows:

•	On February 5, 2020, the Company completed a non–brokered private placement by issuing 15,097,430 Units at a Unit price of $0.14 for gross proceeds of $2.1 million. Each Unit consists of one common share in the share capital of the Company and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.21 for a period of two years. The Warrants are subject to an acceleration clause such that, if the closing price of the common shares of the Company is equal to or greater than $0.37 per share for a period of ten consecutive trading days, the Company shall have the option, but not the obligation, to effect an accelerated expiration date that shall be 20 calendar days from the issuance of a notice of acceleration. The transaction costs associated with the issuance was $65,035.

•	On August 27, 2020, the company completed a non–brokered private placement by issuing 8,225,000 Flow–through Units at a Unit price of $0.16 per Flow–Through Unit for gross proceeds of $1.3 million and 8,528,643 Units at a price of $0.14 per Unit for gross proceeds of approximately $1.2 million. Each Flow–Through Unit consists of one common share of the Company qualifying as a Flow–Through Share and one–half of one common share purchase Warrant. Each Unit consists of one Common Share and one Warrant. Each full Warrant will entitle the holder thereof to purchase one Common Share of the Company at a price of $0.21 per Common Share, for a period of 24 months. The transaction costs associated with the issuance was $145,222.

•	During December 2020, the Company issued 5,191,350 common shares for gross proceeds of approximately $1.1 million for exercised warrants, options and DSUs. There were no significant transaction costs associated with these issuances.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

13.	Warrants

Details regarding warrants issued and outstanding are summarized as follows:

	Weighted
	average	Number of shares issued or
	exercise price	issuable on exercise
Balance – December 31, 2019	$0.99	22,322,148
Issuance of warrants	$0.21	15,256,476
Warrant expiries	$1.50	(13,017,682)
Issuance of warrants	$0.21	13,493,893
Exercised warrants	$0.27	(3,356,333)
Exercised warrants	$0.21	(515,000)
Exercised warrants	$0.21	(250,000)
Balance – December 31, 2020	$0.22	33,933,502
Issuance of warrants	$0.50	15,766,500
Issuance of warrants	$0.31	1,891,980
Exercised warrants	$0.27	(5,548,133)
Exercised warrants	$0.21	(14,741,476)
Exercised warrants	$0.21	(7,956,250)
Warrant expiries	$0.06	(200,000)
Warrant expiries	$0.27	(200,000)
Balance – September 30, 2021	$0.42	22,946,123

The expiry of warrants are as follows:

		Number of
		warrants	Weighted Average
Grant Date	Expiry Date	outstanding	Exercise Price
August 27, 2020	August 27, 2022	5,287,643	$0.21
January 22, 2021	January 22, 2023	15,766,500	$0.50
January 22, 2021	January 22, 2023	1,891,980	$0.31
		22,946,123	$0.42

During the three months ended September 30, 2021, 781,250 warrants of the Company were exercised for gross proceeds of $164,063. No warrants expired during the three months ended September 30, 2021.

During the nine months ended September 30, 2021, 28,245,859 warrants of the Company were exercised for gross proceeds of $6,216,494. The Company issued a total of 17,658,480 share purchase warrants in conjunction with its January 2021 bought deal financing (Note 14). During the nine months ended September 30, 2021, a total 400,000 warrants expired.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

•	On January 22, 2021, 15,766,500 warrants were issued to subscribers in the Company’s bought deal financing (Note 14). 1,891,980 warrants were issued as broker warrants associated with the bought deal financing. The total fair value of $1,667,256 was recorded in reserves. The fair value of the warrants was estimated using the Black–Scholes Option Pricing Model assuming a risk–free interest rate of 0.17%, an expected life of 2 years, an expected volatility of 77.10%, no expected dividends, and a share price of $0.315.

During the year ended December 31, 2020, 4,121,333 warrants of the Company were exercised for gross proceeds of $1.07 million. Additionally, the Company issued a total of 28,750,369 share purchase warrants in conjunction with two private placements as outlined below:

•	On February 5, 2020, 15,097,430 warrants were issued to subscribers in the Company’s private placement (Note 14). 159,046 warrants were issued as finders’ fees associated with the private placement. The total fair value of $591,673 was recorded in reserves. The fair value of the warrants was estimated using the Black–Scholes Option Pricing Model assuming a risk–free interest rate of 1.54%, an expected life of 2 years, an expected volatility of 71.57%, no expected dividends, and a share price of $0.14.

•	On August 27, 2020, a further 12,641,143 warrants were issued to subscribers in the Company’s private placement (Note 14). 852,750 warrants were issued as finders’ fees associated with the private placement. The total fair value of $564,976 was recorded in reserves. The fair value of the warrants was estimated using the Black–Scholes Options Pricing Model assuming a risk–free interest rate of 0.25% an expected life of 2 years, an expected volatility of 76.79%, no expected dividends, and a share price of $0.14.

14.	Share based payments

The Company adopted a new long–term incentive plan on October 1, 2019 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the Plan is limited to 28,000,000 shares.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

(a)	Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted
	average	Number of shares issued
	exercise price	or issuable on exercise
Balance December 31, 2019	$0.38	15,253,333
Expiries	$1.43	(75,000)
Grant	$0.14	2,200,000
Grant	$0.15	500,000
Expiries	$0.44	(2,375,000)
Exercised	$0.14	(300,000)
Balance December 31, 2020	$0.33	15,203,333
Grant	$0.41	100,000
Excercised	$0.14	(359,998)
Grant	$0.35	575,000
Balance September 30, 2021	$0.33	15,518,335

During the nine months ended September 30, 2021:

•	In February 2021, the Company granted 100,000 stock options to a new employee as an initial grant under its long–term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.405 per share, and vest over a three–year period. The fair value of the options at the date of grant was estimated to be $22,211 using the Black–Scholes Option Pricing Model, assuming a risk–free rate of 0.20% per year, an expected life of 2.5 years, an expected volatility of 83.57%, no expected dividends, and share price of $0.435.

•	A total of 359,998 options were exercised at an exercise price of $0.14.

•	In April 2021, the Company granted 575,000 stock options to new employees as initial grants under its long–term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.345 per share, and vest over a three–year period. The fair value of the options at the date of grant was estimated to be $91,974 using the Black–Scholes Option Pricing Model, assuming a risk–free rate of 0.29% per year, an expected life of 2.5 years, an expected volatility of 79.90%, no expected dividends, and share price of $0.34.

During the year ended December 31, 2020:

•	In July 2020, the Company granted 2,200,000 stock options to Officers as an annual grant under its long–term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.14 per share, and vest over a three–year period. The fair value of the options at the date of grant was estimated to be $149,155 using the Black–Scholes Option Pricing Model, assuming a risk–free rate of 0.25% per year, an expected life of 2.5 years, an expected volatility of 76.82%, no expected dividends, and share price of $0.145.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

•

In August 2020, the Company granted 500,000 stock options to a new Officer under its long–term incentive plan. The options may be exercised within 5 years from the date of grant at a price of $0.145 per share, and vest over a three–year period. The fair value of the options at the date of grant was estimated to be $33,529 using the Black–Scholes Option Pricing Model, assuming a risk–free rate of 0.26% per year, an expected life of 2.5 years, an expected volatility of 76.65%, no expected dividends, and share price of $0.145.

•	A total of 2,450,000 options expired during the year relating to employees who are no longer with the Company. In December 2020, 300,000 stock options were exercised at an exercise price of $0.14.

Incentive share options outstanding and exercisable (vested) at September 30, 2021 are summarized as follows:

	Options Outstanding			Options Exercisable
		Weighted
	Number of Shares	Average	Weighted	Number of	Weighted
Exercise	Issuable on	Remaining Life	Average	Shares Issuable	Average
Price	Exercise	(Years)	Exercise Price	on Exercise	Exercise Price
$0.14	3,170,002	2.93	$0.14	1,993,335	$0.14
0.14	2,200,000	3.78	0.14	733,333	0.14
0.15	500,000	3.91	0.15	250,000	0.15
0.16	350,000	3.01	0.16	116,667	0.16
0.18	1,000,000	2.39	0.18	1,000,000	0.18
0.27	400,000	2.07	0.27	266,667	0.27
0.35	575,000	4.55	0.35	–	0.35
0.36	1,100,000	1.99	0.36	1,100,000	0.36
0.36	1,000,000	3.99	0.36	1,000,000	0.36
0.41	100,000	3.39	0.41	–	0.41
0.49	1,973,333	1.74	0.49	1,973,333	0.49
0.52	450,000	1.34	0.52	450,000	0.52
0.66	1,500,000	0.42	0.66	1,500,000	0.66
0.69	1,200,000	0.67	0.69	1,200,000	0.69
	15,518,335	2.48	$0.33	11,583,335	$0.39

During the three months ended September 30, 2021, the Company has expensed $52,866 (September 30, 2020 – $112,858.71) for options valued at share prices $0.14 to $0.49, as shared–based payment expense.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

During the nine months ended September 30, 2021, the Company has expensed $200,581 (September 30, 2020 – $344,056) for options valued at share prices $0.14 to $0.49, as shared–based payment expense.

(b)	DSUs, RSUs and PSUs

During the nine months ended September 30, 2021:

•	In February 2021, the Company issued 30,864 DSUs. DSUs vest immediately and may not be exercised until a director or officer ceases to serve their role. The DSUs were issued to Directors in lieu of cash directors fees for the third and fourth quarter of 2020. The Company expensed $13,426 related to these Director DSUs.

•	In February 2021, the Company issued 148,456 RSUs to an employee and officer. The Company expensed $26,092 related to these RSUs and vest over 1–2 years.

•	In April 2021, the company issued 1,575,000 PSUs to officers, employees and consultants. During the quarter, the Company expensed $82,526 related to these PSUs, which vest over a 2 year period

•	In April 2021, the Company issued 115,000 RSUs to employees. During the quarter, the Company expensed $5,801 related to these RSUs, which vest over a 2 year period.

•	In April 2021, the Company issued 218,116 DSUs to directors. During the quarter, the Company expensed $74,159 related to these DSUs, which vested immediately.

During the year ended December 31, 2020:

•	In January 2020, the Company issued 326,657 DSUs. DSUs vest immediately and may not be exercised until a director or officer ceases to serve their role. The DSUs were issued to Directors in lieu of cash directors fees for the fourth quarter of 2019. The company expensed $47,365 related to these Director DSUs.

•	In July 2020, the Company issued 1,144,643 DSUs. DSUs vest immediately and may not be exercised until an officer or director ceases to serve their role. The DSUs were issued to Officers and Directors. The company expensed $165,973 related to these DSUs.

•	In July 2020 and August 2020, the Company issued a total of 1,300,000 RSUs to directors, officers, employees and consultants under its long–term incentive plan. The RSUs vest over a 2–2.5 year period and are expensed consistent with their vesting period. A total of $88,715 was expensed in 2020 relating to these RSUs.

During the three months ended September 30, 2021, the Company has expensed $Nil (September 30, 2020 $ 161,431) for DSUs, $101,232 (September 30, 2020 – $nil) for PSUs, and $34,862 (September 30, 2020 – $29,035) for RSUs as shared–based payment expense.

During the nine months ended September 30, 2021, the Company has expensed $87,585 (September 30, 2020 – $228,350) for DSUs, $183,758 (September 30, 2020 – $Nil) for PSUs, and $69,880 (September 30, 2020 – $29,035) for RSUs as shared–based payment expense.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

15.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30,		Nine months ended September 30
	2021	2020	2021	2020
Numerator
Net loss for the year / period	$(10,502,113)	$(1,512,738)	$(19,420,152)	$(5,302,479)

Denominator
Basic – weighted average number of shares outstanding	507,543,366	391,519,624	484,898,056	387,442,429
Effect of dilutive securities	–	–	–	–
Diluted – adjusted weighted average number of shares outstanding	507,543,366	391,519,624	484,898,056	387,442,429

Loss Per Share – Basic and Diluted	$(0.02)	$(0.00)	$(0.04)	$(0.01)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.

The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding convertible notes, stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

Convertible notes, share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding during the nine months ended September 30, 2021 and 2020 as the warrants and stock options were anti–dilutive since the Company was in a loss position.

16.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest–level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		September 30, 2021
	Fair value
	through profit	Amortized				Total Fair
	or loss	cost	Level 1	Level 2	Level 3	Value
Assets:
Cash and Cash Equivalents	$–	$61,183,656	$–	$–	$–	$61,183,656
Restricted cash	–	937,550	–	–	–	937,550
Receivables		1,100,098				1,100,098
Marketable securities	2,250,224	–	2,250,224	–	–	2,250,224

	$2,250,224	$63,221,304	$2,250,224	$–	$–	$65,471,528
Liabilities:
Accounts payable and accrued liabilities	$–	$2,021,262	$–	$–	$–	$2,021,262
Long–term convertible notes payable	–	22,446,042	–	–	–	22,446,042
Financial derivative liability – convertible notes	28,039,001	–	–	–	28,039,001	28,039,001

	$28,039,001	$24,467,304	$–	$–	$28,039,001	$52,506,305

The Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization based on the lowest level input that is significant to the fair value measurement as a whole at the end of each reporting period. There were no transfers between levels that occurred during the period ending September 30, 2021.

A) Cash and cash equivalents

Cash, cash equivalents’ carrying amount approximates their fair value due to the short–term maturity of these financial assets.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

B) Restricted cash

Restricted cash’s carrying amount approximates their fair value as they are known deposits held in cash by government agencies, and major banking institutions and due to the short term maturity of these financial assets.

C) Receivables

Receivables carrying amount approximates their fair value due to the short–term maturity of these financial assets.

D) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

E) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities’ carrying amount approximates their fair value due to the short–term maturity of these financial liabilities.

F) Long–term convertible notes payable

Long–term notes payable is recorded at amortized cost. The carrying amount is adjusted for the effective interest accretion on a quarterly basis.

G) Financial derivative liability – convertible notes

The fair value of the embedded derivative (Note 11) as at September 30, 2021 was $28,039,001 and is accounted for at FVTPL. The valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risk. These two aforementioned risks result in a pair of coupled partial differential equations and are solved simultaneously to calculate the value of the debt and equity components of the convertible bond. The key inputs in the valuation include risk–free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

The fair value of the embedded derivative (Note 11) has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 60%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $1.8 million or a decrease of $2.2 million to the fair value of the embedded derivative (Note 11). The Company used a credit spread of 25%. If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be an increase of $1.0 million or a decrease of $1.3 million to the fair value of embedded derivative (Note 11).

17.	Commitments and Contingencies

The Company had the following minimum contractual commitments as at September 30, 2021:

	Interest	Principal	Commitments
Current	3,360,163	–	3,360,163
1 – 5 years	13,449,859	–	13,449,859
Thereafter	570,767	47,685,375	48,256,142
Total	$17,380,789	$47,685,375	$65,066,164

As at September 30, 2021, the Company was not committed to any material exploration contracts that require significant future outflow of resources.

In connection with the current refinery work plan, as at September 30, 2021 the Company has signed contracts with numerous vendors, though if work is halted for any reason there are no locked in contractual minimums that would be required to be paid.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

18.	Supplemental Cash Flow Information

The Company did not make any cash payments and had no cash receipts for interest or income taxes during the nine months ended September 30, 2021 and 2020, other than minor interest on restricted cash balances of $18,818.

19.	Segmented Information

The Company’s exploration and evaluation activities are located in the province of Ontario, Canada and Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA.

(a) Segmented Operating Results	For three months ended September 30, 2021

	Refinery	Corporate & Other	Total
Operating Expenses
Consulting fees	$9,003	$480,724	$489,727
Exploration and evaluation expenditures	–	1,211,988	1,211,988
General and administrative	60,841	85,183	146,024
Investor relations and marketing	–	109,254	109,254
Refinery and associated studies	1,796,661	–	1,796,661
Environmental expenses	299,212	–	299,212
Professional fee	27,850	1,655,056	1,682,906
Salary and benefits	179,290	427,016	606,306
Share–based payments	–	188,981	188,981
Travel	13,284	2,769	16,053
Operating Loss	$(2,386,141)	$(4,160,971)	$(6,547,112)

Gain (Loss) on sale of marketable securities			973,154
Loss on marketable securities			(871,206)
Loss on financial derivatives revaluation			(4,235,738)
Loss on conversion of Glencore loan			–
Interest expense			–
Other loss			178,789
Loss before taxes			$(10,502,113)

	For nine months ended September 30, 2021

	Refinery	Corporate & Other	Total
Operating Expenses
Consulting fees	$9,003	$1,107,528	$1,116,531
Exploration and evaluation expenditures	–	1,774,489	1,774,489
General and administrative	75,306	218,422	293,728
Investor relations and marketing	1,782	349,586	351,368
Refinery and associated studies	4,004,882	–	4,004,882
Environmental expenses	684,521	975	685,496
Professional fee	111,714	2,103,363	2,215,077
Salary and benefits	468,020	1,114,554	1,582,574
Share–based payments	–	546,415	546,415
Travel	19,438	5,763	25,201
Operating Loss	$(5,374,666)	$(7,221,095)	$(12,595,761)

Gain (Loss) on sale of marketable securities			973,154
Loss on marketable securities			(2,236,803)
Loss on financial derivatives revaluation			(4,235,738)
Loss on conversion of Glencore loan			(1,566,073)
Interest expense			(109,600)
Other loss			350,669
Loss before taxes			$(19,420,152)

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

	For three months ended September 30, 2020

	Refinery	Corporate & Other	Total
Operating Expenses
Consulting fees	50,833	57,084	107,917
Exploration and evaluation expenditures	–	73,677	73,677
General and administrative	787	109,503	110,290
Investor relations and marketing	–	75,051	75,051
Refinery and associated studies	91,840	–	91,840
Environmental expenses	279,037	33,949	312,986
Professional fee	–	71,386	71,386
Salary and benefits	41,298	238,455	279,753
Share–based payments	–	303,325	303,325
Travel	–	661	661
Operating Loss	463,795	963,091	1,426,886

Gain (Loss) on sale of marketable securities			–
Loss on marketable securities			–
Loss on financial derivatives revaluation			–
Loss on conversion of Glencore loan			–
Interest expense			(149,561)
Other loss			63,709
Loss before taxes			1,512,738

	For three months ended September 30, 2020

	Refinery	Corporate & Other	Total
Operating Expenses
Consulting fees	50,833	303,301	354,134
Exploration and evaluation expenditures	–	124,780	124,780
General and administrative	998	278,755	279,753
Investor relations and marketing	–	218,388	218,388
Refinery and associated studies	1,173,513	2,900	1,176,413
Environmental expenses	596,036	52,900	648,936
Professional fee	–	173,499	173,499
Salary and benefits	41,298	1,083,290	1,124,588
Share–based payments	–	547,282	547,282
Travel	–	19,652	19,652
Operating Loss	1,862,678	2,804,747	4,667,425

Gain (Loss) on sale of marketable securities			–
Loss on marketable securities			–
Loss on financial derivatives revaluation			–
Loss on conversion of Glencore loan			–
Interest expense			(510,564)
Other loss			(124,490)
Loss before taxes			5,302,479

The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Refinery	$8,208,358	$5,241,061	$230,698	$7,843,222
Corporate & Other*	152,628,172	98,440,240	53,633,462	3,687,373
Total	$160,836,530	$103,681,301	$53,864,160	$11,530,595

*The Iron Creek exploration asset is included in the Corporate & Other.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

20.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common. Key management personnel includes all officers of the Company.

(a)	Key Management Personnel Compensation

During the three and nine months ended September 30, 2021 and September 30, 2020, the Company paid and/or accrued the following fees to management personnel and directors:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Management	$418,269	$398,562	$1,104,121	$970,070
Directors	48,935	52,026	142,307	136,469

	$467,204	$450,588	$1,246,428	$1,106,539

During the three months ended September 30, 2021, the Company had share–based payments made to management and directors of $134,795 (September 30, 2020 – $105,551).

During the nine months ended September 30, 2021, the Company had share–based payments made to management and directors of $399,845 (September 30, 2020 – $499,069).

(b)	Due to Related Parties

As at September 30, 2021 and December 31, 2020, the Company had the following amounts due to related parties:

	September 30,	December 31,
	2021	2020

Accounts payable and accrued liabilities	$112,500	$361,500

	$112,500	$361,500

As at September 30, 2021 the accrued liabilities balance for related parties was $112,500 (December 31, 2020 – $361,500) which relate to timing of payments for routine director and management compensation.

21.	Subsequent Events

Subsequent to September 30, 2021:

(a)	On October 22, 2021, the convertible note noteholders exercised an option in full to purchase an additional US$7.5 million in principal of convertible notes with the exact same terms as those that closed on September 2, 2021. All available notes that were available under the Note Indenture have now been issued.

FIRST COBALT CORP.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (UNAUDITED)

(expressed in Canadian dollars)

(b)	From the period from October 1 to November 29, 2021, the Company received conversion notices for US$4 million of principal for its outstanding convertible notes. In line with the conversion terms in the Note Indenture, a total of 16,232,960 common shares were issued and cash make–whole interest payments of US$0.5 million were made.

(c)	In November 2021, the $500,000 of cash held in escrow relating to the Kuya transaction were received in full as the administrative items were completed.

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